Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC Weekly Update

May 16, 2005

The SBC-AT&T merger will lead to increased innovation and enable the combined company to develop new technologies and products more quickly and make them available more broadly, to a larger and more diverse customer base. In an interview, Mark Keiffer, SBC’s head of business marketing, discusses why the merger is great news for customers.

Bucket: Financial/Industry/Leadership, Enterprise, Customer Experience/Service

Link: http://intranet.sbc.com/newsnow/sbc_news/sb00001956.html

And here’s another way the merger will increase innovation: By combining the talent and resources of two research powerhouses, SBC Labs and AT&T Labs, into one research dream team. The result will be a world of new ways to improve service and move communications forward.

Bucket: Finance/Industry/Leadership, Integrate (Wireless/Wireline/Wholesale),Project Lightspeed/VoIP

Link: http://intranet.sbc.com/newsnow/sbc_news/sb00001957.html

SBC Yahoo! DSL customer satisfaction and retention rates are up, complaints are down and results from point-of-sale surveys just set a record. No wonder SBC Yahoo! DSL just had its best quarter ever, with over half a million customers added in just three months. We have enhanced features, a great price and superior service.

Bucket: Consumer, Small and Medium Business, Customer Experience/Service, Finance/Industry/Leadership

Link: http://intranet.sbc.com/newsnow/pronto_news/pr00000309.html

SBC is in the midst of a transformation. We intend to become the premier provider of next-generation integrated communications through leadership in Internet Protocol, integration of wireless/wireline services and increased competitiveness in the enterprise business market. In case you missed it last week, here are the details on SBC’s transformation.

Bucket: Finance/Industry/Leadership,

Link: http://intranet.sbc.com/newsnow/sbc_news/sbc_transformation.html

Also…

Do you have a question about your pay? Are you preparing for the birth or adoption of a child? Now that tax time is over, do you want to change your withholding? If you need help with these or other HR-related questions, think HROneStop. It’s exactly what the name suggests: the place to go for HR information. If you haven’t explored the site yet, now’s the time.

Bucket: Cost/Expense

Link: http://ebiz.sbc.com/hronestop/

Did you know?

The HROneStop Web site receives more than 400,000 page viewings each month.

Quote of the week

“In the new world of converged communications, there’s no need to saddle companies with regulations that characterized communications policy in the past. Policy should be driven by technological reality and laws should encourage robust competition.”

— Tom Giovanetti, president of the Institute for Policy Innovation, in a recent op-ed piece in The Dallas Morning News

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In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations web site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.